UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41987

U-BX TECHNOLOGY LTD.

(Translation of registrant’s name into English)

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Resignation of and Appointment of Chief Financial Officer

On May 3, 2024, Xiaoli Zhong tendered her resignation as the Chief Financial Officer of U-BX Technology Ltd. (the “Company”). Ms. Zhong’s decision to resign did not arise or result from any disagreement with the Company.

Effective on May 3, 2024, the Board appointed Qingcai Li to serve as the succeeding Chief Financial Officer of the Company for a term of three years or until his earlier death, resignation or removal.

Mr. Qingcai Li, age 38, has been the Financial Controller of Youjiayoubao (Beijing) Technology Co., Limited, an indirect subsidiary 100% owned by the Company since 2018. Mr. Li was the Director of the Settlement Department at Tianjin Rong Bao Payment Network Co., Ltd. from 2017 and 2018 and at Beijing Bian Hui Business Service Co., Ltd. from 2014 to 2017. Mr. Li was the Settlement Team Leader at Beijing Zhang Shang Tong Network Technology Co., Ltd. from 2010 to 2014. Mr. Li earned his Bachelor’s degree in Finance from Beijing Normal University in 2016.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Employment Agreement by and between the Company and Qingcai Li, dated May 8, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2024	U-BX TECHNOLOGY LTD.

	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer and Director

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